GREENPRO, INC.

9/F., Kam Chung Commercial Building

19-21 Hennessy Road, Wanchai, Hong Kong

September 4, 2014

BY EDGAR

Ms. Maryse Mills-Apenteng, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Greenpro, Inc. (the “Company” or “Greenpro”) Request for Acceleration File No. 333-193565

Dear Ms. Mills-Apenteng:

We hereby request effectiveness of Greenpro. registration statement on Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the Registration Statement and the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing: and

-	Greenpro may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of September 5, 2014 at 5:00 pm. This date and time has been selected to allow for adequate review of our request by the SEC.

Very truly yours,

By:	/s/ Lee Chong Kuang

Name:	Lee Chong Kuang
Title:	Chief Executive Officer